[redacted]

09056360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
MAR 25 2009
Washington, DC
101

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 37664

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/ 08 (MM/DD/YY) AND ENDING 12/31/ 08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TLS Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 Providence Road
(No. and Street)

Towson	Maryland	21286-2977
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Schmidt 410-825-1295
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kuczak & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

139 North Main Street	Bel Air	Maryland	21014
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(7)

OATH OR AFFIRMATION

I, Thomas L. Schmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TLS Financial Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas L. Schmidt
Signature

President
Title

Debra J. Kalendit
Notary Public
My Commission Expires: 06/01/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TLS FINANCIAL SERVICES, INC.
STATEMENT PERTANING TO EXEMPTIVE PROVISIONS UNDER 15C3-3(K)
December 31, 2008

Computation for Determination of Reserve Requirement Under Exhibit A Of Rule 15c3-3

Member exempt under 15c3-3(k)

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)

TLS FINANCIAL SERVICES, INC.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL
(PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)
DECEMBER 31, 2008

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Liabilities included in aggregate indebtedness:	
Accounts payable	$ 500
Aggregate Indebtedness	$ 500
COMPUTATION OF NET CAPITAL	
Total stockholders' equity	$ 48,189
Less: Total Non-Allowable Assets	-
Net Capital	$ 48,189
CAPITAL REQUIREMENTS	
Net capital required	$ 5,000
Net capital in excess of requirements	43,189
Net capital, as shown above	$ 48,189
Ratio of aggregated indebtedness to net capital	.01 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 48,189
Net Capital Per Above	$ 48,189
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ 500
No changes required, as noted during audit	-
Aggregate indebtedness, Per Above	$ 500

There were no material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A.

See Independent Auditors' Report

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Part IIA Quarterly 17a-5(a)** **INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17**

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: TLS FINANCIAL SERVICES, INC. [0013]

SEC File Number: 8- 37664 [0014]

Address of Principal Place of Business: 920 PROVIDENCE RD [0020]

TOWSON [0021] MD [0022] 21286-2977 [0023]

Firm ID: 19625 [0015]

For Period Beginning 10/01/2008 [0024] And Ending 12/31/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: THOMAS L. SCHMIDT - PRESIDENT [0030] Phone: (410) 825-1295 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____________ [0032] Phone: ________ [0033]

Name: ____________ [0034] Phone: ________ [0035]

Name: ____________ [0036] Phone: ________ [0037]

Name: ____________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☐ [0042]

(11)

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	48,690 [0200]		48,690 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities**			

(12)

[0150]			
B. **Other securities**			
[0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities**			
[0170]			
B. **Other securities**			
[0180]			
8. Memberships in exchanges:			
A. **Owned, at market**			
[0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	48,690 [0540]	0 [0740]	48,690 [0940]

(13)

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	500 [1205]	[1385]	500 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured**			

	demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	500 [1230]	0 [1450]	500 [1760]

Ownership Equity

			Total
21.		Sole proprietorship	[1770]
22.		Partnership (limited partners ________ [1020])	[1780]
23.		Corporations:	
	A.	Preferred stock	[1791]
	B.	Common stock	100 [1792]
	C.	Additional paid-in capital	28,731 [1793]
	D.	Retained earnings	19,358 [1794]
	E.	Total	48,189 [1795]
	F.	Less capital stock in treasury	[1796]

(15)

24.	TOTAL OWNERSHIP EQUITY	48,189 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	48,689 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2008 [3932] Period Ending 12/31/2008 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
b.	Commissions on listed option transactions	[3938]
c.	All other securities commissions	[3939]
d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	[3949]
c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	8,837 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	[3995]
9.	Total revenue	8,837 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	4,140 [4120]
11.	Other employee compensation and benefits	293 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]
a.	Includes interest on accounts subject to	

(17)

subordination agreements	[4070]	
14. Regulatory fees and expenses		445 [4195]
15. Other expenses		1,500 [4100]
16. Total expenses		6,378 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		2,459 [4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		2,459 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	4,195 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)(1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k)(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8-___ [4335A]	___ [4335A2]	___ [4335B]
8-___ [4335C]	___ [4335C2]	___ [4335D]
8-___ [4335E]	___ [4335E2]	___ [4335F]
8-___ [4335G]	___ [4335G2]	___ [4335H]
8-___ [4335I]	___ [4335I2]	___ [4335J]

D. (k)(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			48,189 [3480]
2. Deduct ownership equity not allowable for Net Capital			[3490]
3. Total ownership equity qualified for Net Capital			48,189 [3500]
4. Add:			
A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
B. **Other (deductions) or allowable credits (List)**			
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5. Total capital and allowable subordinated liabilities			48,189 [3530]
6. Deductions and/or charges:			
A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		0 [3540]	
B. **Secured demand note deficiency**		[3590]	
C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
D. **Other deductions and/or charges**		[3610]	0 [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			48,189 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. **Contractual securities**			

commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			48,189 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	33 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	43,189 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	48,139 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	500 [3790]

17. Add:

A. **Drafts for immediate credit**		[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C. **Other unrecorded amounts(List)**			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			500 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 1 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	_ [4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	_ [4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	_ [4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	_ [4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	_ [4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	_ [4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	_ [4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	_ [4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	_ [4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	_ [4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		45,730 [4240]
A.	**Net income (loss)**		2,459 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		48,189 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 300
Bel Air, MD 21014

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
TLS Financial Services, Inc.

In planning and performing our audit of the financial statements of TLS Financial Services, Inc. for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a reportable condition under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level that risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving segregation of duties that we consider to be a material weakness as described above. This condition was considered in determining the nature, timing and extent of procedures performed in our audit of TLS Financial Services, Inc., for the year ended December 31, 2008 and this report does not affect our report thereon dated January 20, 2009.

The Company does not have an adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors and irregularities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

[illegible] & Associates, P.A.

Baltimore, Maryland
January 20, 2009

TLS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2008

CONTENTS

Kuczak & Associates, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 300
Bel Air, MD 21014

Independent Auditor's Report

The Board of Directors
TLS Financial Services, Inc.
Towson, Maryland

We have audited the accompanying statement of financial condition of TLS Financial Services, Inc. as of December 31, 2008, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLS Financial Services, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Financial and Operational Combined Uniform Single Report IIa and Statement Pertaining to Exemptive Provisions Under 15c3-3 (k) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kuczak & Associates, P.A.

January 20, 2009

TLS FINANCIAL SERVICES, INC.

Balance Sheet
See Auditor's Report

December 31, 2008

ASSETS

Current Assets:	
Cash and cash equivalents	$ 48,689
Total Assets	$ 48,689

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 500
	500
Stockholders' Equity:	
Common stock $1.00 par value; authorized 100,000 shares	
Issued and outstanding 100 shares	100
Additional paid-in capital	28,731
Retained earnings	19,358
Total stockholders equity	48,189
Total Liabilities and Stockholders' Equity	$ 48,689

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Statements of Income and Retained Earnings
See Auditor's Report

December 31, 2008

INCOME		
Commissions	$	50,805
EXPENSES		
Commissions		25,689
Management fee		6,000
Professional fees		3,740
Insurance		2,173
Other expenses		300
		37,902
Net income	$	12,903

RETAINED EARNINGS

Retained earnings, beginning of year	$	56,455
Net income		12,903
Distributions to stockholder		(50,000)
Retained earnings, end of year	$	19,358

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Statement of Cash Flows
See Auditor's Report

December 31, 2008

Cash flows from operating activities:	
Net income	$ 12,903
Adjustments needed to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase decrease in	
Decrease in commissions receivable	75
Decrease in accounts payable and other liabilities	(38)
Net cash provided by operating activities	12,940
Cash flows from operating activities:	
Distributions to stockholders	(50,000)
Increase in cash and cash equivalents	(37,060)
Cash and cash equivalents, beginning of year	85,749
Cash and cash equivalents, end of year	$ 48,689

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Notes to Financial Statements
See Auditor's Report

December 31, 2008

1. Line of Business and Summary of Significant Accounting Policies

Nature of Business and Reporting Entity

TLS Financial Services, Inc. was incorporated in Maryland in 1986. The Company advises investors in the Mid-Atlantic region, in the purchase of mutual fund investments and acts as an agent, receiving commissions from mutual fund families when their clients purchase mutual fund investments. The Company's business is limited to mutual funds.

Revenue and Cost Recognition

Revenues are derived primarily from brokerage commissions. They are recorded on the accrual basis.

Cash and Equivalents

For the purposes of the cash flow presentation, the Company considers all cash on deposit and money market funds as cash and equivalents.

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, management has not provided an allowance for doubtful accounts on these receivables.

Income Taxes

The stockholder of the Company has elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholder is taxed on his proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements contain no significant estimates.

For the year ended December 31, 2008

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital requirements of approximately $48,190 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .01 to 1.

3. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash.

The Company maintains cash with one financial institution, but is within the FDIC limits. As part of its cash management process, the Company performs periodic evaluations of its credit standing of the financial institution.

4. Related Party Transactions

TLS Advisory Services, Inc. a related party through common ownership maintains office space used by the Company. During the year the Company paid TLS Advisory Services, Inc. $500 per month under a month-to-month arrangement as a management fee for their use of office space and supplies. The management fee for the year ended December 31, 2008 was $6,000.

The Company paid commissions in the amount of $23,073 to the sole stockholder during the year ended December 31, 2008.